

Mail Stop 3561

June 16, 2016

<u>Via E-mail</u>
Chun-Han Lin
Chief Executive Officer
Asia Training Institute US, Inc.
8152 Villaverde Drive
Whittier, California 90605

      Re: **Asia Training Institute US, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed June 13, 2016
              File No. 333-210847

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2016 letter.

<u>Exhibit 5.1 – Legal Opinion</u>

1. We note your response to comment 9; however, you have filed the same legal opinion as the one dated April 19, 2016. We specifically note your statement that the shares "<u>when issued according to the terms of the prospectus contained in this registration statement</u>, are …." (emphasis added) Please revise to reflect that the shares are outstanding and have been issued. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), which is available on our website.

       You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

                            Sincerely,

                            /s/ David Link for

                            John Reynolds
                            Assistant Director
                            Office of Beverages, Apparel and Mining

cc: Benjamin L. Bunker, Esq.
         The Bunker Law Group, PLLC